                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             MCM Capital Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55269B10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 9, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on the following pages)

CUSIP No. 55269B10                                  13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Consolidated Press International Holdings Limited

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                       (B) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Commonwealth of the Bahamas
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

  NUMBER OF                 None
BENEFICIALLY      -------------------------------------------------------------
   SHARES         8        SHARED VOTING POWER
BEBEFICIALLY
  OWNED BY                 2,049,396
    EACH          -------------------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           2,049,396
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,049,396

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         HC, CO
-------------------------------------------------------------------------------

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CUSIP No. 55269B10                                  13D


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         C.P. International Investments Limited

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                       (B) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Commonwealth of the Bahamas
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

  NUMBER OF                None
   SHARES         -------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                   2,049,396
  REPORTING       -------------------------------------------------------------
   PERSON         9        SOLE DISPOSITIVE POWER
    WITH
                           None
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           2,049,396
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,049,396

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
          CO
-------------------------------------------------------------------------------

CUSIP No. 55269B10                                  13D




                          Statement on Schedule 13D


Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of MCM Capital Group, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), which has its principal executive offices at 500 W. First Street, Hutchinson, Kansas 67501-5222.

Item 2.   Identity and Background.

          (a) -(f) This Schedule 13D is being filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII" and, together with CPIHL, the "Reporting Persons"). CPIHL is a company organized under the laws of the Commonwealth of the Bahamas, which has its principal business office at 54-58 Park Street, Sydney, NSW 2001, Australia. CPII is a company organized under the laws of the Commonwealth of the Bahamas, which has its principal business office at 54-58 Park Street, Sydney, NSW 2001, Australia. CPIHL and CPII are holding companies whose principal business is investments.

          CPII is owned through a series of subsidiaries by CPIHL. The Packer family directly or indirectly beneficially owns CPIHL. The names, addresses, and citizenship of the directors and executive officers of CPIHL and CPII are set forth in Schedules 1 and 2, respectively, which are incorporated herein by reference.

          During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers named in Schedules 1 and 2 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Prior to the Company's initial public offering on July 9, 1999, CPII owned 1,729,396 shares of the Company's Common Stock, including 345,879 shares owned by CPII as nominee of Peter Stewart Nigel Frazer.

          On July 9, 1999, in connection with the Company's initial public offering, CPII purchased an additional 320,000 shares of Common Stock in a directed offering from the Company. The source of funds used to purchase the additional 320,000 shares of Common Stock was the working capital of CPII.

CUSIP No. 55269B10                                  13D



Item 4.   Purpose of Transaction.

          The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. The Reporting Persons will continuously evaluate their ownership of the Common Stock and the Company's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may acquire additional shares of Common Stock, or dispose of shares of Common Stock, from time to time, in open market or privately negotiated transactions.

          The Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Fund.

          (a) CPII is the direct beneficial owner and CPIHL is the indirect beneficial owner of 2,049,396 shares of Common Stock, constituting approximately 28.5% of the outstanding shares of Common Stock (computed on the basis of 7,191,131 shares of Common Stock currently outstanding as reported in the Company's Form 10Q, filed with the Securities and Exchange Commission).

          (b) CPII and CPIHL each share voting and dispositive power with respect to the 2,049,396 shares of Common Stock.

          (c) On July 9, 1999 in connection with the Company's initial public offering, CPII purchased 320,000 shares of Common Stock at $10.00 per share.

          (d) The total number of securities reported herein as owned directly and indirectly by CPII and CPIHL includes 345,879 shares (4.8% of the number of shares currently outstanding) owned by CPII as nominee of Peter Stewart Nigel Frazer. Mr. Frazer granted voting and investment power over his shares to CPII to be exercised in the same manner and to the same proportionate extent as applies to shares owned by CPII.

          (e) Not applicable.

          Except as set forth herein, to the best knowledge of CPII and CPIHL, none of the persons named in Schedules 1 and 2 hereof beneficially owns any shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Fund.

          None.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated February 18, 2000.


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


CUSIP No. 55269B10                                  13D



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:         February 18, 2000

                              Consolidated Press International Holdings Limited



                              By:   /s/  John H. Cherry
                                  ------------------------
                                   Name:  John H. Cherry
                                   Title: Director

                              C.P. International Investments Limited



                              By:   /s/ David Barnett
                                  -------------------------
                                  Name:  David Barnett
                                  Title: Director

CUSIP No. 55269B10                                  13D



                                   SCHEDULE 1


                        EXECUTIVE OFFICERS AND DIRECTORS
                CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

          The names of the members of the board of directors and executive officers of Consolidated Press International Holdings Limited, addresses and citizenship are set forth below:


1. NAME                      2. CITIZENSHIP        3. RESIDENCE OR BUSINESS
                                                      ADDRESS

Kerry F.B. Packer            Australia              3rd Floor, 54 Park Street,
                                                    Sydney, Australia

John Cherry                  England                3rd Floor, 54 Park Street,
                                                    Sydney, Australia

Ian Fair                     England                Windermere House, 404 East
                                                    Bay Street, PO Box SS-5539,
                                                    Nassau, Bahamas

Peter G. Beer                Australia              2nd Floor, Merchants Court,
(Alternate to John Cherry)                          24 Merchants Quay,
                                                    Dublin 8, Ireland

Andrew Leitch                Canada                 50th Floor, Hopewell Centre,
(Alternate to Ian Fair)                             183 Queen's Road East,
                                                    Central, Hong Kong

CUSIP No. 55269B10                                  13D



                                   SCHEDULE 2


                        EXECUTIVE OFFICERS AND DIRECTORS
                     C.P. INTERNATIONAL INVESTMENTS LIMITED

          The names of the members of the board of directors and executive officers of C.P. International Investments Limited, addresses and citizenship are set forth below:


1. NAME                      2. CITIZENSHIP          3. RESIDENCE OR BUSINESS
                                                        ADDRESS

David John Barnett           Australia               3rd Floor, 54 Park Street
                                                     Sydney, Australia

Graham Alan Cubbin           Australia               3rd Floor, 54 Park Street
                                                     Sydney, Australia